SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER (212) 455-2202	E-MAIL ADDRESS LPENG@STBLAW.COM

December 15, 2014

VIA COURIER AND EDGAR

Re:	Patriot National, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 24, 2014
CIK No. 0001619917

Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Patriot National, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1 (the “Registration Statement”) relating to the initial public offering of shares of its common stock, marked to show changes from Amendment No. 1 to the draft Registration Statement (“Amendment No. 1”) confidentially submitted on November 24, 2014. The Company has revised the Registration Statement in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to the Staff’s comment letter dated December 8, 2014 relating to the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	December 15, 2014

Lastly, on behalf of the Company, we are supplementally providing to the Staff herewith written communications that have been presented to potential investors in reliance on Section 5(d) of the Securities Act.

Pursuant to Rule 418(b) under the Securities Act, these materials are being provided to the Staff on a supplemental basis and are not to be filed with or deemed part of or included in the Registration Statement. Pursuant to Rule 418(b), and on behalf of the Company, we request that the materials be returned upon completion of your review thereof. Please contact us when you have completed your review and we will arrange for the materials to be picked up from you.

Summary Historical and Pro Forma Combined Financial Data, page 14

1.	In footnote (e) to the table on page 20 you indicate that the provision for uncollectible fee income reflected in your Adjusted EBITDA in 2013 relates to the liquidation of Ullico Casualty Company. Please tell us when the fees underlying the provision were originally earned and why it was appropriate to record the provision in 2013 when you apparently stopped working for Ullico in March of 2012.

The Company advises the Staff that the provision for uncollectible fee income from Ullico Casualty Company (“Ullico”) that the Company recognized in 2013 related to fees earned for claims administration, claims investigation and lien negotiation services performed in 2012.

On March 26, 2012, the Company terminated its Program Administrator Agreement with Ullico and commenced a process to wind-down the program under this agreement. The basis for termination, pursuant to the agreement, was the sudden and substantial deterioration of Ullico’s financial position and results of operations. Ullico’s surplus as regards policyholders decreased from $107.6 million at September 30, 2011 to negative $52.9 million at December 31, 2011. Subsequent to the termination of the agreement with Ullico, Ullico remitted portions of the total fee income receivable to the Company. Despite the sudden and substantial decrease in Ullico’s surplus as regards policyholders, Ullico held approximately $300 million of cash and invested assets and, through and as of December 31, 2012, the Company believed it was more likely than not that all remaining outstanding balances would be paid.

On January 24, 2013, A.M. Best Company downgraded and then, at Ullico’s request, removed Ullico’s financial strength and issuer credit ratings. On March 11, 2013, the Delaware Insurance Commissioner commenced rehabilitation proceedings against Ullico. On May 30, 2013, Ullico was liquidated. Based on these developments, the Company determined in 2013 that it was probable that the remaining balances due from Ullico, totaling approximately $2.5 million, were impaired and a provision was established for 100% of these balances due. This determination was based on guidance provided by FASB ASC 450-20 — Loss Contingencies, pursuant to which the recognition of a loss is appropriate when both of the following conditions are met:

•	Information available before the financial statements are issued indicates that it is probable that an asset has been impaired at the date of the financial statements.

Securities and Exchange Commission	December 15, 2014

•	The amount of the loss can be reasonably estimated.

The Company has revised its disclosure on Page 26 of the Registration Statement to clarify the circumstances of its termination of the Ullico agreement.

Capitalization, page 46

2.	Please reconcile for us the debt shown within the capitalization table to the debt disclosed in the financial statement for the interim period ended September 30, 2014.

In response to the Staff’s comment, the Company is providing below a reconciliation of the debt presented in the capitalization table to the debt disclosed in the Company’s financial statement for the interim period ended September 30, 2014 (in thousands):

Debt per capitalization table:
Notes payable:
PennantPark Loan Agreement	$58,824
UBS Credit Agreement	54,991

Total notes payable	113,815	A
Capital lease obligation	5,341	B

Total debt	$119,156

Debt disclosed in the financial statements for the interim period ended September 30, 2014:
Notes payable:
Current portion notes payable	$14,970
Notes payable (long term)	98,845

Total notes payable	$113,815	A

Capital lease obligation:
Current portion of capital lease obligation	$2,114
Capital lease obligation (long term)	3,227

Total capital lease obligation	$5,341	B

Securities and Exchange Commission	December 15, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates and Recently Issued Financial Accounting Standards

Significant Accounting Policies

Revenue Recognition, page 82

3.	Please revise your disclosure added in this section in response to prior comment 25 to indicate whether you recorded, for any of the periods presented, any material adjustments to previous estimates of your allowance for estimated commission income that may be returned. If so please disclose your allowance recorded for each period presented and provide a sensitivity analysis for the impact of reasonably likely changes in your current estimate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 82 and 83 of the Registration Statement to clarify that prior to August 6, 2014, the Company did not record any allowances for estimated returned commission income because (1) the Company’s insurance carrier clients other than Guarantee Insurance record written premium, and the Company records corresponding fee income, as premium is collected, resulting in only nominal estimated returned commission income, and (2) with respect to the previous producer agreement with GIC, which the Company acquired from GUI and terminated on August 6, 2014, the Company and GIC agreed that there would be no adjustments to corresponding commission income.

On August 6, 2014, the Company entered into a new agreement with GIC to provide all of its brokerage and policyholder services to GIC. Guarantee Insurance records written premium on the effective date of the policy based on the estimated total premium for the term of the policy. Accordingly, the Company has further revised such disclosure to indicate that for the period from August 6, 2014 to September 30, 2014, the Company recorded an allowance for estimated returned commission income of approximately $850,000. The Company expects that changes, if any, in this estimate in the future will not have a material impact on its operating results. In the event that changes in its estimated returned commission income may have a material impact on its operating results in the future, the Company will provide a sensitivity analysis with respect to the impact of reasonably likely changes in its current estimates in future filings.

Notes to Combined Financial Statements

Note 3. Goodwill, page F-15

4.	We acknowledge your response to prior comment 12. Please tell us why it is appropriate that a 2011 acquisition be accounted for under the purchase method instead of the acquisition method when the provisions of SFAS 141R became effective for all acquisitions after the beginning of the first annual reporting period on or after December 15, 2008. Please revise your disclosure to reflect that the acquisition method was applied or demonstrate to us that the application of the purchase method was not materially different from that of the acquisition method.

Securities and Exchange Commission	December 15, 2014

In response to the Staff’s comment, the Company has revised its disclosure on page F-15 of the Registration Statement to indicate that the 2011 acquisition described in the Registration Statement was accounted for under the acquisition method of accounting.

The Company advises the Staff that in connection with this acquisition, no features or elements of the acquisition gave rise to material differences between the purchase method and the acquisition method.

Note 12. Subsequent Events

Merger of Six Points Ventures 2, Inc. With and Into Patriot Care, Inc. and the Acquisition of PCM, page F-30

5.	We acknowledge your response to prior comment 10. The additional comments below also relate to your disclosure in Note 8 to the interim combined financial statements beginning on page F-49. Please address the following, referencing where appropriate the authoritative literature you relied upon to support your accounting:

•	Tell us whether MCMC, LLC (as disclosed in the penultimate paragraph on page F-30) is the same entity as MCMC Holdings, LLC (as disclosed in the first paragraph of your acquisition of PCM disclosure on page F-31). In any regard, please revise your disclosure throughout your submission to consistently identify this entity or these entities.

The Company advises the Staff that MCMC Holdings, LLC (“MCMC Holdings”) was the parent company and the sole member of MCMC and MCMC was the parent company and the sole stockholder of MCRS Holdings, Inc. (“MCRS”). The Company has revised the disclosure on pages F-30 and F-47 of the Registration Statement to clarify that MCMC Holdings was the parent company of MCMC, which was the parent company of, and from which the Company acquired, MCRS.

•	In the first paragraph of your acquisition of PCM disclosure on page F-31 you disclose the redemption of the MCMC Units. Please tell us who redeemed these units, when they were redeemed and how much was paid for their redemption.

The Company advises the Staff that the MCMC Units had been issued by MCMC Holdings to SPV2. On August 6, 2014, as one component of the Company’s acquisition of the Patriot Care Management Business, SPV2 was merged with and into a subsidiary of the Company. As part of the consideration paid for the acquisition of the Patriot Care Management Business, the Company had agreed to the concurrent redemption of the MCMC Units by MCMC Holdings. The fair value attributed by the Company to the MCMC Units was approximately $21.6 million.

•	Tell us why it is appropriate to determine the fair value of the MCMC Units acquired in August 2014 using an estimated selling price based on a purchase agreement for MCMC Holdings signed on October 21, 2014. Explain why this sales price is relevant to the August valuation when MCMC Holdings no longer holds its investment in MCRS Holdings. Explain what other investment and other activity transpired at MCMC Holdings from August 6 through October 21.

Securities and Exchange Commission	December 15, 2014

The Company advises the Staff that, as further described in response to the Staff’s comment in the following bullet point, prior to the Company’s acquisition of the Patriot Care Management Business from MCMC Holdings, MCMC Holdings comprised two businesses:

1.	MCRS, acquired by the Company on August 6, 2014, which comprised the Patriot Care Management Business, and

2.	the MCMC preferred provider network operations (the “MCMC PPO Business”), which was retained by MCMC Holdings and subsequently acquired by a third party purchaser through the acquisition of MCMC Holdings pursuant to the October 21, 2014 purchase agreement described in the Registration Statement. This acquisition closed on December 2, 2014.

Accordingly, at the time the MCMC Units were redeemed they represented an interest in, and a portion of the value of, both the Patriot Care Management Business and the MCMC PPO Business. In addition, the Company advises the Staff that based on its own review of MCMC Holdings in connection with the Patriot Care Management Acquisition and additional information obtained from the sellers of MCMC Holdings, there was no material change in the MCMC PPO Business or its valuation between the Patriot Care Management Acquisition on August 6, 2014 and the closing of the sale of the MCMC PPO Business on December 2, 2014. The Company therefore believes that it is appropriate to base part of the determination of the fair value of the MCMC Units as of August 6, 2014 on the valuation of the MCMC PPO Business as determined in connection with the third party sale of such business pursuant to the October 21, 2014 purchase agreement.

•	Tell us why your valuation of MCMC Units is composed of the two components identified in the first paragraph of your acquisition of PCM disclosure on page F-31. In your response, explain to us how your determination of the $21.6 million is appropriate when it appears to be itself a part of the $75.3 million ‘purchase price’ of MCRS Holdings reflected in the second component of your MCMC Unit fair value determination.

As described in response to the Staff’s comment in the preceding bullet point, prior to the Patriot Care Management Acquisition, MCMC Holdings comprised the Patriot Care Management Business acquired by the Company and the MCMC PPO Business retained by MCMC Holdings. Because the MCMC Units had been issued by MCMC Holdings as the owner of both these businesses, the MCMC Units, which comprised 12.2% of MCMC Holding’s total outstanding equity interests, represented a 12.2% ownership interest held by SPV2 in both the Patriot Care Management Business and the MCMC PPO Business.

Securities and Exchange Commission	December 15, 2014

Accordingly, the Company calculated the fair value of the MCMC Units (“A”) by adding the fair value of the portion of the MCMC PPO Business represented by the MCMC Units (“B”), based on the subsequent third party sale of such business for $100.9 million, and the fair value of the portion of the Patriot Care Management Business represented by the MCMC Units (“C”), based on the Company’s acquisition of the Patriot Care Management Business for $53.8 million in cash and the redemption of the MCMC Units, as set out below (in millions except percentages):

A = B + C

A = 12.2% of $100.9 + 12.2% of ($53.8 + A)

A = $12.4 + $6.6 + 12.2% of A

87.8% of A = $19.0

A = $21.6

•	Tell us why it is appropriate to record a $13.9 million gain in the third quarter of 2014 associated with the MCMC Units if they were redeemed.

The Company advises the Staff that the $13.9 million gain recorded in the third quarter of 2014 was recorded in connection with the redemption of the MCMC Units.

As further described on pages F-30, F-31, F-47 and F-48 of the Registration Statement, effective August 6, 2014, SPV2, which owned the MCMC Units, was merged with and into Patriot Care, Inc., a subsidiary of the Company. Because Patriot Care, Inc. and SPV2 were under common control, Patriot Care, Inc. recognized the net identifiable assets acquired in this merger at SPV2’s carrying amounts as of the acquisition date pursuant to FASB ASC 805 — Business Combinations. The net identifiable assets acquired, which had a carrying value of approximately $7.7 million, were solely comprised of SPV2’s investment in the MCMC Units.

The estimated fair value of the MCMC Units as of August 6, 2014 (the date the MCMC Units were redeemed as part of the purchase price for 100% of the outstanding common stock of MCRS Holdings) was $21.6 million.

The excess of the $21.6 million estimated fair value of the MCMC Units over the $7.7 million carrying value, or approximately $13.9 million, was recorded as a net realized gain from investments upon the redemption of the MCMC Units in connection with the acquisition of MCRS Holdings.

Securities and Exchange Commission	December 15, 2014

•	Tell us why the fair value of your stock issued to acquire SPV2 contemporaneously with your acquisition of MCRS Holdings is not $21.6 million at August 6, 2014 if the only asset held by SPV2 is the MCMC Units valued at $21.6 million.

In response to the Staff’s comment, the Company has amended the disclosure on pages F-31 and F-47 to clarify that the fair value of the 202,899 shares of the Company’s common stock issued to the shareholders of SPV2 in connection with the merger of SPV2 with and into Patriot Care, Inc. was based on a preliminary estimated valuation made by the board of directors of the Company in consultation with the Company’s management. Accordingly, the Company is in the process of performing a full valuation of the 202,899 shares. Upon receipt of a full valuation, the Company will record the appropriate adjustment, if any.

As indicated in the notes to the Company’s financial statements, Patriot Care, Inc. and SPV2 were under common control and, accordingly, the MCMC Units, the sole net identifiable asset acquired by Patriot Care, Inc. from SPV2, were recognized at SPV2’s carrying amounts as of the acquisition date pursuant to FASB ASC 805 — Business Combinations, and the consideration paid (i.e., the value of the 202,899 shares of the Company’s common stock issued to the shareholders of SPV2) in excess of SPV2’s carrying amount for the MCMC Units was charged to equity as a deemed dividend. Accordingly, the adjustment associated with the full valuation of the 202,899 shares, if any, will only affect individual equity accounts and have no effect on operating results or total shareholders’ equity.

Notes to Combined Financial Statements (Unaudited), page F-40

6.	Please add a footnote that details your notes payable outstanding at the end of the reporting period and describes the current period activity in terms of new note issuance or significant repayments.

In response to the Staff’s comment, the Company has added a new Note 9 to its unaudited combined financial statements on page F-51 of the Registration Statement that details its notes payable outstanding at the end of each reporting period and describes current period activity in terms of new note issuance and significant repayments. Certain information previously presented in Notes 7 and 8 has been moved to Note 9.

Note 10: Warrant Redemption Liability, page F-55

7.	In the first paragraph of this footnote you indicate that 49,582 warrants were exercised into the same number of shares of common shares on September 30, 2014. You also disclose that the holder may require redemption of the shares after November 27, 2018. Please address the following, referencing as appropriate the authoritative literature you rely upon to support your accounting:

•	Tell us whether sale of the company as identified in the last sentence in the first paragraph of this footnote cancels the holder’s right to force redemption of the underlying common stock.

Securities and Exchange Commission	December 15, 2014

The Company advises the Staff that pursuant to the Common Stock Purchase Warrant Agreement dated November 27, 2013 between Advantage Capital and the Company (the “Warrant Agreement”), a “Sale of the Company” (as defined therein) terminates the warrant holder’s right to force redemption of the underlying common stock (the put option).

•	As you refer to a “redemption liability” tell us whether liability accounting for the potential redemption is appropriate either under ASC 480-10-25 or as a derivative liability under ASC 815-10 or ASC 815-20.

The Company advises the Staff that it determined that liability accounting for the potential redemption attributable to the put option on the 49,582 shares of common stock under the Warrant Agreement is not appropriate under ASC 480-10-25 — Distinguishing Liabilities from Equity, as further described in response to the Staff’s comment in the final bullet point below.

Further, the Company advises the Staff that it determined that liability accounting for the potential redemption attributable to the put option on the 49,582 shares of common stock is not appropriate under ASC 815-10 or ASC 815-20 — Derivatives and Hedging, as the put option does not meet the definition of a derivative under ASC 815-15-25-20 as the shares are not readily convertible to cash.

Additionally, the Company advises that Staff that (1) in the event an initial public offering of the Company’s common stock is not consummated prior to November 27, 2018, the Company’s majority owner, Chairman and Chief Executive Officer has the ability and intent to cause a “Sale of the Company”, as defined in the Warrant Agreement, to occur and (2) in the event such initial public offering is consummated prior to November 27, 2018, the security holder has waived its put right under the Warrant Agreement.

The Company has revised the disclosure on page F-57 of the Registration Statement to clarify this.

•	Tell us why it is appropriate to use a more-likely-than-not criterion for determining why not to record a redemption liability.

The Company advises the Staff that it has revised the disclosure on page F-57 of the Registration Statement to clarify the reasons for its determination that liability accounting is not appropriate under ASC 480-10-25 — Distinguishing Liabilities from Equity or ASC 815-10 — Overall or ASC 815-20 — Derivatives and Hedging, as described in the preceding bullet and to remove reference to a “more likely than not” criterion in connection with the accounting treatment for the put option attributable to the 49,582 common shares.

Securities and Exchange Commission	December 15, 2014

•	Tell us why you do not appear to classify these common shares as temporary equity under the guidance in ASC 480-10-S99-3A.

The Company advises the Staff that it considered whether equity instruments not in the scope of ASC 480-10 (FASB Statement No 150) — Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity should be classified as permanent or temporary equity in accordance with ASR 268 — Presentation in Financial Statements of “Redeemable Preferred Stocks” and ASC 480-10-S99 (Emerging Issues Task Force (“EITF”) Topic D-98) — Distinguishing Liabilities from Equity. Under ASC 480-10-S99 (EITF Topic D-98), equity securities are required to be classified outside of permanent equity if they are redeemable or may become redeemable for cash or other assets

1.	at a fixed or determinable price on a fixed or determinable date at the option of the security holder,

2.	based upon the occurrence of an event that is not solely within the control of the issuer, or

3.	based upon a deemed liquidation event.

Under ASR 268 — Presentation in Financial Statements of “Redeemable Preferred Stocks,” securities with redemption features that are solely within the control of the issuer should be classified as part of permanent equity, and all of the events that could trigger redemption should be evaluated separately, and, if any event exists that could trigger redemption that is not solely within the control of the issuer, without regard to probability, the security is required to be classified outside of permanent equity.

As described in its response to the Staff’s comment in the second bullet point above, the Company believes that, in the event an initial public offering of the Company’s common stock is not consummated prior to November 27, 2018, it controls the ability of the put option to be exercised by virtue of the ability and intent of Company’s majority owner, Chairman and Chief Executive Officer to cause a “Sale of the Company”, as defined in the Warrant Agreement, to occur. Further, in the event such initial public offering is consummated prior to November 27, 2018, the security holder has waived its put right under the Warrant Agreement. Accordingly, the Company believes that it is not appropriate to classify the redeemable common shares as temporary equity.

Securities and Exchange Commission	December 15, 2014

MCRS Holdings Inc.

Notes to Consolidated Financial Statements

Note 1—Nature of Operations and Summary of Significant Accounting Policies

Contingent Payments, page F-67

8.	Please tell us why the disclosure you added in response to prior comment 29 does not appear to be consistent with that provided in pro forma adjustment 21 on page 59 of your original submission. In this regard, the adjustment indicated that the contingent liability was associated with some sort of option to extend an agreement. In any regard, please confirm whether the option to extend an agreement or the prior business combination contingent consideration arrangement was terminated in conjunction with your acquisition of MCRS Holdings.

The Company advises the Staff that on August 6, 2014, the option to extend the agreement to which the contingent liability described on pages F-68 and F-83 of the Registration Statement related was exercised by PCM and the additional payment associated with the exercise of such option was waived by Mr. Steven Mariano as representative of the beneficiaries of such payment. Accordingly, the corresponding contingent liability, which was recorded in the consolidated balance sheets of MCRS Holdings, Inc. as of December 31, 2013 and June 30, 2014 and eliminated in the company’s pro forma condensed combined balance sheet as of June 30, 2014, is no longer recorded in the Company’s combined balance sheet as of September 30, 2014.

* * * * * * *

Please do not hesitate to call Lesley Peng at (212) 455-2202 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

Enclosure

cc:	Securities and Exchange Commission

Daniel Greenspan

Christina De Rosa

Mark Brunhofer

Christine Torney

Patriot National, Inc.

Steven M. Mariano

Christopher A. Pesch

Gibson, Dunn & Crutcher LLP

Glenn R. Pollner